Subject: Share in the Success of Eagle Cathedral City: Revenue Sharing Opportunity Announced
Date: Friday, September 26, 2025 at 2:32:51 PM Pacific Daylight Time
From: ▨▨▨▨▨▨▨ n behalf of Eagle Cathedral City
To: ▨▨▨▨▨▨▨

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We're Building a Legacy. Join Us.

Eagle Cathedral City





September 26, 2025

Dear Supporters,

Eagle Cathedral City is thrilled to announce a unique and exclusive opportunity to become a partner in our vision.

As you know, we are in the process of building the next premier destination for our community. We are not just opening a new bar; we are building a legacy project—a spectacular fully renovated space with a beautiful new patio and state-of-the-art lighting and sound.

To bring this vision to life, we are inviting community members to become founding partners through a special revenue-sharing opportunity. This is a chance to do more than just patronize our business; it's an opportunity to directly invest in a landmark establishment and share in its success for years to come.

We believe in a business built by the community, for the community, and we hope you'll consider joining us on this exciting journey.

To learn more and join our mission, please visit our Wefunder page: https://wefunder.com/eaglecathedralcitylimited

Thank you for your continued support.

Sincerely,

Your Eagle Cathedral City Team

Phillip & Jeremy Nalwalker
Owners



Visit our Wefunder page at the link below to learn more.

Reserve Now

 Earn perks when you invest

$100+

One free locker rental.

$250+

Logo t-shirt or tank.

$500+

Exclusive Limited Edition Eagle Founders Shirt.

$1,000+

$100 gift card for use at the bar.

$5,000+

Your name on the Founders Plaque at the main bar.

$10,000+

Exclusive catered dinner at the bar the night before soft opening.

$25,000+

VIP benefits for life: never wait in line, pay cover or pay for a locker rental. 10 free drinks a month.









We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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